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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                    DYNAMICWEB ENTERPRISES, INC.
       ---------------------------------------------------
                          Name of Issuer

                           COMMON STOCK
       ---------------------------------------------------
                   Title of Class of Securities

                           268060-10-0
       ---------------------------------------------------
                            CUSIP No.

                         JOHN FIGLIOLINI
                 201 E. 80th Street, Apartment 22A
                     New York, New York 100213
                           212-794-1877
       ----------------------------------------------------
     Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                         November 13, 1997
       ----------------------------------------------------
      Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4),
check the following box:    ______

                           SCHEDULE 13D

CUSIP No. 268060-10-0
                                                        Page 2 of 3 Pages



1.   Name of Reporting Person

     JOHN P. FIGLIOLINI

2.   Check the appropriate box if a member of a Group:

     (A)
     (B)     X

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC/PF/AF

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2 (e):

     Not applicable.

6.   Citizenship or place of organization:

     USA

7.   Sole Voting Power:

     Yes  - 119,990 Shares

8.   Shared Voting Power:

     No

9.   Sole Dispositive Power:

     Yes - 119,990 Shares

10.  Shared Dispositive Power:

     No

11.  Aggregate Amount Beneficially owned by Each Reporting Person

     119,990

                                              Page 3 of 3 Pages

12. Check box if the aggregate amount in row (11) excludes certain shares:

     Not applicable.

13.  Percent of Class represented by amount in Row (11).

     5.9%

14.  Type of Reporting Person

     EP/CO/IN/OO

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $.0001 of DynamicWeb Enterprises, Inc., a New Jersey Corporation (the "Company"). The Company's principal executive offices are located at 271 Route 46 West, Building F, Fairfield, New Jersey 07013.

ITEM 2.  IDENTITY AND BACKGROUND

     119,990 Shares - Sierra Growth & Opportunity, Inc.
         (new)        551 Fifth Avenue, Suite 605
                      New York, New York 10017

100% of the common stock of Sierra is owned by John P. Figliolini.

Mr. Figliolini is a registered rep and investment banker. During the last five years, the Reporting Individual has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws. The Reporting Individual is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No monetary compensation was paid to the Company by the Reporting Individual for 119,990 shares. These shares were issued to the Reporting Individual by the Company as compensation to the Reporting Individual for finder fees and financing fees performed for the Company.

ITEM 4.  PURPOSE OF TRANSACTION

The purpose of the acquisition of the common stock is to make a speculative investment and in order to provide consulting services and financing services to the Company relating to past acquisition and financings.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

According to information supplied to the Reporting Individual by the Company, the number of shares of common stock outstanding as of November 10, 1997 is 2,000,000 (new). Accordingly, the Reporting Individual is the beneficial owner of 119,990 shares which is 5.9% of the outstanding common stock calculated in accordance with Rule 13-D-3(d)(i). The Reporting Individual will have sole voting and dispositive power with respect to these shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the purchase of these shares, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Individual and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls guarantee of profits, division of profits and loss, or the withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.


Dated: November 14, 1997           /S/ JOHN P. FIGLIOLINI
                                   ------------------------
                                   JOHN P. FIGLIOLINI